SUNPEAKS VENTURES, INC.

December 8, 2010

Douglas Brown

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Sunpeaks Ventures, Inc.

File No.: 333-161985

SEC Comment letter dated December 2, 2010

Dear Mr. Brown:

Sunpeaks Ventures, Inc. (the “Company”), a Nevada corporation, has received and reviewed your letter of December 2, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on November 12, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated December 2, 2010.

General

1.

We note your disclosure in footnote 3 to your financial statements that "[o]n June 25, 2009, the Company acquired a 1.28571% working interest in three wells located in Pottawatomie, Oklahoma in exchange for $10,000."  Further, we note that your exhibit 10.4 assigning the lease to the company is dated November 21, 2008 for $10 and "other valuable consideration." Please revise your disclosure to address the company's payment of the additional $9,990, including the date it was paid. In addition, please include any agreements regarding the payment of the $9,990.

RESPONSE:  We have reviewed our disclosure and amended footnote 3 to read as follows (which description is also consistent with the disclosure on page 20 under the "Business" section):

In November 2008, prior to our incorporation, we entered into an Assignment of Oil and Gas Leases with Nitro Petroleum, Inc., whereby the Company was assigned a 1.28571% working interest in and to certain oil and gas leases owned by Nitro Petroleum, Inc. ("Nitro Petroleum" or the "majority lease holder"). The working interest was acquired for an aggregate total cash purchase price of $10,000, which covered the following leases as specifically described as: (i) Nancy Hubbard #1, C NE NW/4, Section 1-T8N-R2E, Pottawatomie County, OK; (ii) Walker #1, C NW NE/4, Section 1-T8N-R2E, Pottawatomie County, OK; Krouch #1,  C SE SE/4, Section 35-T9N-R2E, Pottawatomie County, OK, Krouch #2,  C SW SE/4, Section 35-T9N-R2E, Pottawatomie County, OK (the foregoing leased properties are referred to herein as the "Property"). The assignment agreement for the Property records a purchase price of $10.00, this was simply for recordation purposes, and the actual purchase price of $10,000, which was paid in cash, has been duly recorded in the Company's audited financial statements included herein.  On June 30, 2010, the Company recognized an impairment loss of the acquisition cost on the recommendation of its external auditors, as we were unable obtain a reserve report to support its capitalized value on the balance sheet.  The Company continues to hold the working interest in the property and anticipate receiving revenue from the property, if and when generated, based on our pro-rata interest.

Other than the Agreement previously filed as Exhibit 10.4 to the Filing, there are no other agreements relevant to the payment of the $10,000.

2.

We note that Mr. Beaudette will not be registering as a broker or dealer pursuant to the safe harbor in Rule 3a4-1 of the Exchange Act. Please provide the basis for your conclusion that Mr. Baudette qualifies for the safe harbor provided by Rule 3a4-l. In particular, address the implication of Rule 3a4-l(a)(4)(ii) in selling shares in both the direct public offering and the selling shareholder offering if one is completed before the other given the restriction in the safe harbor from participating in selling an offering of securities for any issuer more than once every 12 months.

RESPONSE: The undersigned hereby confirms that the undersigned will not engage in any resales of Company common stock for himself until such time as direct public offering is completed and/or has been closed.  The Company will undertake to file any necessary post-effective amendment required by the Commission to reflect same.  In light of this, the undersigned will only be engaging in sales on behalf of the issuer as permitted by Rule 3a4-1(a)(4)(ii) once during the relevant 12 month period.  A risk factor detailing this has previously been included in the Filing on page 9.

In furtherance of the above, we have added the below language to page 3 of the Filing to advise investors of the foregoing:

Scott Beaudette, our sole officer and director, is registering 200,000 shares of our common stock for sale as part of the Resale Prospectus.  However, Mr. Beaudette will not engage in the sale of any shares, including but not limited to those being registered as part of the Resale Prospectus, held by him until such time as the direct public offering has been completed by the Company and/or has been closed, whichever occurs first. Information pertaining to the direct public offering is contained in the Public Offering Prospectus.  Once the direct public offering has been completed and/or closed, the Company will file any necessary post-effective amendment with the Securities & Exchange Commission.

3.

In addition, address how Mr. Beaudette qualifies under Rule 3a4-1(a)(2) since he will receive transaction-based compensation of $.05 per share for his participation in the resale offering.

RESPONSE: As the undersigned will only be engaging in sales on behalf of the issuer until such time as the direct public offering is completed and/or has been closed, the undersigned will not be engaging in any resales of Company common stock for which the undersigned will receive any transaction based compensation.  Once the direct public offering is complete and has been closed, then the undersigned will attempt to sell those resale shares registered in the Filing.  Any sale of shares presently owned by the undersigned will be for the benefit and account of the undersigned, not the issuer.  Therefore, the undersigned will not receive any transaction based compensation as a result of any shares sold in the direct public offering.

A copy of this letter, and all related documents have be filed via the EDGAR system.

Thank you for your courtesies and please contact us at you convenience if you require any additional information.

Very truly yours,

/s/ Scott Beaudette